FORM 8-A
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

         FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
              PURSUANT TO SECTION 12(B) OR (G) OF THE
                  SECURITIES EXCHANGE ACT OF 1934



                TOWER     FINANCIAL     CORPORATION
      (Exact name of registrant as specified in its charter)


              INDIANA                                      35-2051170
    (State of incorporation                             (I.R.S. Employer
               or                                          organization)
                                                       Identification No.)


        116 EAST BERRY STREET
         FORT WAYNE,INDIANA                                   46802
       (Address of principal                                (Zip Code)
         executive offices)

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

     Title of each class           Name of each exchange on which
     TO BE SO REGISTERED           EACH CLASS IS TO BE REGISTERED

            NONE                                NONE

   If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

   If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

   Securities Act registration statement file number to which this form relates: 333-67235

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                          COMMON STOCK
                        (Title of Class)

          INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

   The authorized capital stock of Tower Financial Corporation (the "Company") consists of 6,000,000 shares of common stock and 4,000,000 shares of preferred stock. Upon consummation of the Company's initial public offering, and assuming no exercise of the underwriters' over-allotment option, there will be 2,000,000 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. An additional 240,000 shares of common stock will be issuable upon exercise of outstanding options granted under the Company's 1998 Stock Option and Incentive Plan. Immediately prior to the initial public offering, only one share of common stock is outstanding.

COMMON STOCK

   Each holder of common stock will be entitled to one vote per share of record on all matters to be voted upon by the stockholders. Holders will not have cumulative voting rights in connection with the election of directors or any other matter. Subject to the preferential rights of the holders of any preferred stock that may at the time be outstanding, each share of common stock will entitle the holder thereof to an equal and ratable right to receive dividends when, if and as declared from time to time by the board of directors out of funds legally available therefor. The Company does not anticipate paying cash dividends in the foreseeable future.

   In the event of the liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding. Holders of common stock will have no preemptive or redemption rights and will not be subject to further calls or assessments by the Company. All of the shares of common stock to be issued and sold in the offering will be, immediately upon consummation of the offering, validly issued, fully paid and nonassessable.

PREFERRED STOCK

   The authorized preferred stock is available for issuance from time to time at the discretion of the board of directors without shareholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

AUTHORIZED BUT UNISSUED SHARES

   Indiana law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

CERTAIN PROVISIONS OF RESTATED ARTICLES OF INCORPORATION AND BY-LAWS

   Certain provisions of the Company's Restated Articles of Incorporation and By-Laws may delay or make more difficult unsolicited acquisitions or changes of control of the Company. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control of the Company, although such proposals, if made, might be considered desirable by a majority of the Company's shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of the Company without the concurrence of the board of directors. These provisions include:

   <circle>the  division  of  the  board  of  directors  into three classes serving "staggered" terms of office of three years;

   <circle>the availability of authorized but unissued shares  of stock for issuance from time to time at the discretion of the board of directors;

   <circle>provisions allowing the removal of directors only for cause  and only upon a 66-2/3% shareholder vote taken at a meeting called for that purpose;

   <circle>provisions which require  the participation of 80% of the voting power of the outstanding common stock in order for the shareholders to demand the calling of a special meeting of shareholders; and

   <circle>requirements for advance notice  for  raising business or making nominations at shareholders' meetings.

   The Company's By-Laws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders of the Company and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although the Company's By-Laws do not give the board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

CERTAIN PROVISIONS OF INDIANA LAW

   The Indiana Business Corporation Law (the "IBCL") applies to the Company as an Indiana corporation. Under certain circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisition or changes of control of the Company. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

   CONTROL SHARE ACQUISITIONS. Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. In the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing corporation have dissenters' rights to receive the fair value of their shares.

   Under the IBCL, "control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges: (a) one-fifth or more but less than one-third; (b) one-third or more but less than a majority; or (c) a majority or more. "Control share acquisition" means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and either (a) more than 10% of its shareholders resident in Indiana, (b) more than 10% of its shares owned by Indiana residents or (c) 10,000 shareholders resident in Indiana. The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws (including a board adopted by-law) provide that they do not apply. The Company's Restated Articles of Incorporation and By-Laws do not exclude it from the restrictions imposed by such provisions.

   CERTAIN BUSINESS COMBINATIONS. Sections 23-1-43-1 to 23-1-43-23 of the IBCL restrict the ability of a "resident domestic corporation" to engage in any combinations with an "interested shareholder" for five years after the interested shareholder's date of acquiring shares unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective until 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. The Company's Restated Articles of Incorporation do not exclude it from the restrictions imposed by such provisions.

   DIRECTORS' DUTIES AND LIABILITY. Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties: (a) in good faith; (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner the directors reasonably believe to be in the best interests of the Company. However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

   Section 23-1-35-1 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation's shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Once the board has determined that the proposed action is not in the best interests of the corporation, it has no duty to remove any barriers to the success of the action, including a rights plan. Section 23-1-35-1 specifically provides that certain judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of that section.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

   The Company's Restated Articles of Incorporation provide that, to the extent not inconsistent with applicable law, the Company shall indemnify each of its directors, officers, employees and agents against all liability and reasonable expense that may be incurred by him or her in connection with or resulting from any claim in which he or she may become involved by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or by reason of any action taken or not taken by him or her in any such capacity, if such person is wholly successful with respect to the claim or, if not wholly successful, then if such person is determined to have acted in good faith, in what he or she reasonably believed to be the best interests of the Company (or at least not opposed to its best interests) and, in addition, with respect to a criminal claim, is determined to have had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

   FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the Company or its wholly-owned subsidiary, Tower Bank & Trust Company, to their respective directors or officers otherwise permitted or required under the IBCL or the Company's Restated Articles of Incorporation.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions discussed above or otherwise, the Company has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the common stock is State Street Bank & Trust Company, Boston, Massachusetts.


ITEM 2. EXHIBITS.

     Pursuant to the Instruction as to Exhibits to Form 8-A, the following exhibits are being filed herewith:

     (1) Restated Articles of Incorporation of the Registrant (incorporated herein by reference from Exhibit 3.1 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-67235)).

     (2) By-Laws of the Registrant, as amended November 11, 1998 (incorporated herein by reference from Exhibit 3.2 to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-67235)).

                             SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated: January 22, 1999

                              TOWER FINANCIAL CORPORATION


                              By:   /S/ DONALD F. SCHENKEL

                                   Donald F. Schenkel
                                   President and Chief Executive Officer

                         INDEX TO EXHIBITS

         EXHIBIT NO.         DESCRIPTION
             (1)             Restated Articles of Incorporation of the Registrant
                             (incorporated herein by reference from Exhibit 3.1 to the
                             Registrant's Registration Statement on Form SB-2 (Registration
                             No. 333-67235)).
             (2)             By-Laws of the Registrant, as amended November 11, 1998
                             (incorporated herein by reference from Exhibit 3.2 to the
                             Registrant's Registration Statement on Form SB-2 (Registration
                             No. 333-67235)).